Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 29, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on May 28, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated May 28, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
May 29, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

(A joint stock limited company incorporated in the

People’s Republic of China with limited liability)

(the “Company”)

(Stock code: 02628)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE

ANNUAL GENERAL MEETING AND DISTRIBUTION OF FINAL DIVIDEND

•

The Board of Directors of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting of the Company held on 28 May, 2008.

•	Final dividend of the Company for the year ended 31 December, 2007 will be distributed on or before 11 July, 2008.

VOTING RESULTS AT THE ANNUAL GENERAL MEETING HELD ON 28 MAY, 2008

The annual general meeting of the Company (the “AGM”) was held at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, the People’s Republic of China (the “PRC”) on Wednesday, 28 May, 2008 at 9:30 a.m.

There were a total of 28,264,705,000 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the resolutions considered at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. The shareholders and authorized proxies holding an aggregate of 20,536,566,886 shares, representing 72.6580% of the total voting shares of the Company were present at the AGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The AGM was chaired by Mr. Yang Chao, Chairman of the Board of Directors of the Company.

At the AGM, the Chairman demanded a poll vote in respect of the resolutions set out in the notice of the AGM dated 8 April, 2008.

Commission File Number 001-31914

The poll results in respect of the resolutions proposed at the AGM are as follows:

Resolutions	No. of Votes (%)			Total Number of Votes
	For	Against	Abstain
I. As ordinary resolutions:

1. To consider and approve the Report of the Board of Directors of the Company for the year 2007.	20,433,901,209 (99.9845%)	3,148,115 (0.0154%)	12,000 (0.0001%)	20,437,061,324

The resolution was duly passed as an ordinary resolution.

2. To consider and approve the Report of the Supervisory Committee of the Company for the year 2007.	20,433,759,839 (99.9838%)	3,289,260 (0.0161%)	12,000 (0.0001%)	20,437,061,099

The resolution was duly passed as an ordinary resolution.

3. To consider and approve the Audited Financial Statements of the Company and Auditor’s Report for the year ended 31 December 2007.	20,433,840,554 (99.9842%)	3,208,545 (0.0157%)	12,000 (0.0001%)	20,437,061,099

The resolution was duly passed as an ordinary resolution.

4. To consider and approve the profit distribution and cash dividend distribution plan of the Company for the year 2007.	20,534,496,299 (99.995278%)	957,600 (0.004663%)	12,000 (0.000059%)	20,535,465,899

The resolution was duly passed as an ordinary resolution.

5. To consider and approve the Interim Management Measures on Remuneration of Directors, Supervisors and senior management officers of the Company.	20,531,315,748 (99.9903%)	1,976,350 (0.0096%)	15,901 (0.0001%)	20,533,307,999

Commission File Number 001-31914

The resolution was duly passed as an ordinary resolution.

6. To consider and approve the remuneration of Directors and Supervisors of the Company.	20,533,329,813 (99.9903%)	1,979,185 (0.0096%)	15,901 (0.0001%)	20,535,324,899

The resolution was duly passed as an ordinary resolution.

7. To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Company Limited, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants, respectively, as the PRC auditor and international auditor of the Company for the year 2008 and to authorize the Board of Directors to determine their remuneration.	20,533,545,139 (99.9956%)	884,860 (0.0043%)	12,000 (0.0001%)	20,534,441,999

The resolution was duly passed as an ordinary resolution.

8. To consider and approve the continued donations to the China Life Charity Fund.	20,530,342,384 (99.9907%)	1,887,515 (0.0092%)	12,000 (0.0001%)	20,532,241,899

The resolution was duly passed as an ordinary resolution.

II. As special resolution:

9. To grant a general mandate to the Board of Directors to allot, issue and deal with new domestic shares and H shares provided that the respective number of shares shall not exceed 20% of the domestic shares or H shares of the Company in issue on the date of passing of this special resolution by the Company.	19,781,071,723 (96.3212%)	755,483,163 (3.6787%)	12,000 (0.0001%)	20,536,566,886

The resolution was duly passed as a special resolution.

Commission File Number 001-31914

The full text of the resolutions is set out in the notice of the AGM dated 8 April, 2008.

Computershare Hong Kong Investor Services Limited, the Company’s H share registrar, in conjunction with King & Wood, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.

DISTRIBUTION OF FINAL DIVIDEND

Details relating to payment of final dividend of the Company for the year ended 31 December, 2007 to H share shareholders of the Company are as follows:

The Company will distribute a final dividend of RMB0.42 per share (equivalent to HK$0.471967 per share) (inclusive of applicable tax) for the year ended 31 December, 2007 to H share shareholders whose names appeared on the register of members of H shares of the Company on Wednesday, 11 June, 2008. The H share register of members will be closed for the purpose of determining H share shareholders’ entitlement to receive the dividend, from Friday, 6 June, 2008 to Wednesday, 11 June, 2008 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates are lodged with the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Thursday, 5 June, 2008.

According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividend (RMB0.889892 equivalent to HK$1.00).

The Company has appointed Hang Seng Bank (Trustee) Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the final dividend declared for payment to holders of H shares. The final dividend will be distributed by the Receiving Agent on or before 11 July, 2008. Relevant cheques will be dispatched to holders of H shares entitled to receive such dividend by ordinary post at their own risk.

Commission File Number 001-31914

The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of 2007 final dividend to A share shareholders.

By Order of the Board of Directors
China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei,
Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, 28 May, 2008